Exhibit 23.2

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone Fax Website	+65 6213 3388 +65 6225 0984 kpmg.com.sg

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated August 2, 2021, with respect to the consolidated financial statements of Grab Holdings Inc. and subsidiaries, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Singapore

November 17, 2021

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.